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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2.)*

                          INTERNATIONAL FIBERCOM, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock Without Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  45950T-10-1
--------------------------------------------------------------------------------
                                (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 30, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.45950T-110-1
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Liviakis Financial Communications, Inc.  68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    651,931
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   651,931
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          651,931
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          3.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.45950T-10-1
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Robert B. Prag  ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    377,644
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   377,644
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          377,644
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          1.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Amended Schedule 13D is being filed to report sales by Liviakis Financial Communications, Inc., a California corporation ("LFC"), not previously reported on Schedule 13D, from June 25, 1998 through July 1, 1998 of an aggregate of 457,000 shares of the Common Stock of International FiberCom, Inc., an Arizona corporation (the "Corporation"). Based on the number of outstanding shares of Corporation Common Stock reported in the Corporation's Quarterly Report on Form 10-QSB for the period ended June 30, 1998, filed with the Securities and Exchange Commission on August 14, 1998, these sales reduced LFC's percentage ownership of Corporation Common Stock to approximately 3.1%.

        In June 1998, LFC engaged in a "cashless" exercise of an option pursuant to a Non-Qualified Stock Option Agreement dated as of November 5, 1996 by and between the Corporation and LFC (the "LFC Stock Option"), in which LFC exercised the LFC Stock Option with respect to 1,425,000 shares of the Corporation's Common Stock, directed the Corporation to retain 196,069 shares of Common Stock as consideration for the option exercise, and received a net 1,228,931 shares of Common Stock. At the same time, Robert B. Prag ("RBP") engaged in a cashless exercise of an option pursuant to a Non-Qualified Stock Option Agreement dated as of November 5, 1996 by and between the Corporation and RBP (the "RBP Stock Option" and collectively with the LFC Stock Option, the "Stock Options"), in which RBP exercised the RBP Stock Option with respect to 475,000 shares of Common Stock, directed the Corporation to retain 65,356 shares of Common Stock as consideration for the option exercise, and received a net 409,644 shares of Common Stock. Pursuant to the Stock Options, LFC and RBP were entitled to purchase 1,425,000 and 475,000 shares of Common Stock, respectively, at $1.12 per share through November 5, 2000. Copies of the LFC Stock Option and the RBP Stock Option were attached to Schedule 13D as Exhibits "A" and "B", respectively.

        On December 10, 1997, the Corporation issued (i) to LFC a Non-Qualified Stock Option (the "LFC 1997 Option") pursuant to which LFC may first acquire on January 9, 1999 225,000 shares of Common Stock and (ii) to RBP a Non-Qualified Stock Option (the "RBP 1997 Option" and collectively with the LFC 1997 Option, the "1997 Options") pursuant to which RBP may first acquire on January 9, 1999 75,000 shares of Common Stock. Pursuant to the 1997 Options, LFC and RBP may purchase shares of Common Stock at $6.00 per share through December 8, 2002.

        To the extent LFC purchases shares of Common Stock through exercise of the LFC 1997 Option, it presently intends to utilize its working capital. To the extent RBP purchases shares of Common Stock through exercise of the RBP 1997 Option, he presently intends to utilize his personal funds.


5.      INTEREST IN SECURITIES OF THE ISSUER.

        As of the close of business on July 1, 1998, LFC owned 651,931 shares of Common Stock. Pursuant to the LFC 1997 Option, LFC has the right to purchase up to 225,000 shares of Common Stock from the Corporation from January 9, 1999 through December 8, 2002 at an exercise price of $6.00 per share of Common Stock. LFC has the sole power to direct the vote or disposition of the shares of Common Stock held by LFC and would exercise that power through its officers and directors, John M. Liviakis ("JML"), Renee A. Liviakis ("RAL") and RBP, and would expect to have the sole power to direct the vote or disposition of any shares of the Common Stock acquired by LFC pursuant to the LFC 1997 Option or otherwise and would exercise that power through its officers and directors. RBP disclaims any beneficial interest in any shares of Common Stock which LFC owns or has the right to acquire, except for such beneficial interest as may be associated with his service as an officer and director of LFC.

        As of the close of business on July 1, 1998, RBP owned 377,644 shares of Common Stock. Pursuant to the RBP 1997 Option, RBP has the right to purchase up to 75,000 shares of Common Stock from the Corporation from January 9, 1999 through December 8, 2002 at an exercise price of $6.00 per share of Common Stock. RBP has the sole power to direct the vote or disposition of the shares of Common Stock held by RBP and would expect to have the sole power to direct the vote or disposition of any shares of the Common Stock acquired by RBP pursuant to the RBP 1997 Option or otherwise. LFC, JML and RAL disclaim any beneficial ownership of shares of Common Stock which are held by RBP or which may be acquired by RBP pursuant to the RBP 1997 Option or otherwise.

        The 651,931 shares of Common Stock that LFC owned as of the close of business on July 1, 1998 represented approximately 3.1% of that class of securities. The 377,644 shares of Common Stock that RBP owned as of the close of business on the July 1, 1998 represented approximately 1.8% of that class of securities. The 1,029,575 shares of Common Stock that LFC and RBP in the aggregate owned as of the close of business on July 1, 1998 represented approximately 4.9% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on 21,033,994 shares of Common Stock which the Corporation reported were outstanding as of June 30, 1998. The 1997 Options do not give LFC or RBP the right to acquire any additional shares of Common Stock within sixty days of the date hereof.

        During the sixty days preceding July 2, 1998, LFC engaged in the following transactions involving the Corporation's Common Stock not previously reported on Schedule 13D:

        (a) On June 25, 1998, LFC sold 8,000 shares of Common Stock at a price of $9.00 per share, in open market transactions on the Nasdaq SmallCap Market.

        (b) On June 26, 1998, LFC sold 200,000 shares of Common Stock at a price of $8.81 per share, in a privately negotiated transaction.

        (c) On June 26, 1998, LFC sold 16,000 shares of Common Stock at a price of $8.97 per share, in open market transactions on the Nasdaq SmallCap Market.

        (d) On June 26, 1998, LFC sold 15,000 shares of Common Stock at a price of $9.00 per share, in open market transactions on the Nasdaq SmallCap Market.

        (e) On June 29, 1998, LFC sold 9,000 shares of Common Stock at a price of $8.98 per share, in open market transactions on the Nasdaq SmallCap Market.

        (f) On June 29, 1998, LFC sold 7,000 shares of Common Stock at a price of $9.00 per share, in open market transactions on the Nasdaq SmallCap Market.

        (g) On June 29, 1998, LFC sold 8,000 shares of Common Stock at a price of $9.04 per share, in open market transactions on the Nasdaq SmallCap Market.

        (h) On June 30, 1998, LFC sold 170,000 shares of Common Stock at a price of $8.56 per share, in a privately negotiated transaction.

        (i) On July 1, 1998, LFC sold 7,000 shares of Common Stock at a price of $8.44 per share, in open market transactions on the Nasdaq SmallCap Market.

        (j) On July 1, 1998, LFC sold 9,000 shares of Common Stock at a price of $8.47 per share, in open market transactions on the Nasdaq SmallCap Market.

        (k) On July 1, 1998, LFC sold 8,000 shares of Common Stock at a price of $8.55 per share, in open market transactions on the Nasdaq SmallCap Market.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


Dated: September 3, 1998                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                         By: /s/John M. Liviakis
                                            ------------------------------------
                                            John M. Liviakis, President


                                            /s/Robert B. Prag
                                         ---------------------------------------
                                            Robert B. Prag